Stock Exchange Announcement	Page 1 of 1

EXHIBIT 99.(a)(18)

ScottishPower PLC Listing of New Ordinary Shares and B Shares

This document should not be transmitted, distributed or released in or into any jurisdiction in which such an act would constitute a violation of the relevant laws of such jurisdiction.

15 May 2006

Scottish Power plc

Listing of New Ordinary Shares and B Shares

The Board of Scottish Power plc is pleased to announce that, following the approval by Shareholders of the proposed Return of Cash at the EGM on 4 May 2006, the Return of Cash is now being implemented. It is expected that New Ordinary Shares and B Shares in Scottish Power plc will be admitted to the Official List and to trading on the market for listed securities of the London Stock Exchange and trading is expected to commence at 8.00am today. Further details of the Return of Cash are contained in the Circular and the US Supplemental Memorandum, each dated 31 March 2006.

On admission, a total of 1,485,952,052 New Ordinary Shares of 42 pence each and 623,864,749 B Shares of 50 pence each will be in issue.

The latest time for receipt of Election Forms and TTE instructions from CREST holders in relation to the B Share Alternatives is 4.30pm on Friday 19 May 2006. It is expected that the Single B Share Dividend will be declared and the Initial Repurchase Offer made on Monday 22 May 2006.

Expected timetable of outstanding principal events:

Event	Date
New Ordinary Shares and B Shares admitted to the trading on the London Exchange’s main market for listed securities	8.00am on Monday 15 May

Commencement of dealings in the New Ordinary Shares and B Shares and enablement in CREST	8.00am on Monday 15 May

Latest time for receipt of election forms and TTE instructions from CREST holders in relation to the B Share alternatives	4.30pm on Friday 19 May

B Share record date	6.00pm on Friday19 May

Single B Share Dividend declared and B Shares in respect of which the Single B Share Dividend is payable convert into deferred shares	Monday 22 May

Scottish Power plc acquires B Shares under the Initial Repurchase Offer made by means of an announcement on the Regulatory News Service of the London Stock Exchange	Monday 22 May

Despatch of new ordinary share certificates, retained B Share certificates, sale advices, cheques in respect of the Single B Share Dividend and/or B Shares purchased under the Initial Repurchase Offer, as appropriate, and cheques for fractional entitlements, and CREST accounts credited with the proceeds	Monday 5 June

Notes:

All capitalised terms shall have the meanings given to them in the Circular and the US Supplemental Memorandum, each dated 31 March 2006.

For further information:

Colin McSeveny	Head of Media Relations	0141 566 4798
Jennifer Lawton	Director, Investor Relations	0141 636 4527